Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
VIA EDGAR
November 2, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     Priscilla Dao, Staff Attorney
Re:       Qualtrics International Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-260684
Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Qualtrics International Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 4, 2021 at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber.
Under separate cover, Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
Signature page follows.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,
QUALTRICS INTERNATIONAL INC.

By:	/s/ Rob Bachman
Name:	Rob Bachman
Title:	Chief Financial Officer

cc:	Zig Serafin, Qualtrics International Inc.
Blake Tierney, Qualtrics International Inc.
Bradley C. Weber, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Charlie Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP
Signature Page to Company Acceleration Request